(Excerpt Translation)


                                                                   June 19, 2009
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture


                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in May 2009 (the "Current Month").


1.  Summary

    Number  of  listed  shares  as of the end               3,447,997,492 shares
    of the preceding month

    Total number of shares changed                                      0 shares
    during the Current Month

    (out of which, as a result of                                     (0 shares)
    exercise of stock acquisition rights)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as of the end                   3,447,997,492 shares
    of the Current Month

2.  Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                    10,300 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                  (10,300 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current Month             JPY 32,094,800

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred       (JPY 32,094,800)
    from treasury shares)

3.  Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the Current Month           0 shares

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from treasury         (0 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                      JPY 0

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred from           (JPY 0)
    treasury shares)

4.  Stock acquisition rights (4th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the Current Month           0 shares

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from treasury         (0 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                      JPY 0

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred from           (JPY 0)
    treasury shares)

5.  Stock acquisition rights (5th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the Current Month           0 shares

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred from treasury         (0 shares)
    shares)

(2) Exercise price

    Aggregate exercise price during the Current Month                      JPY 0

    (out of which, aggregate amount of newly issued shares)              (JPY 0)

    (out of which, aggregate amount of shares transferred from           (JPY 0)
    treasury shares)